January 6, 2015

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549–4628

Attention: Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Re:	Alamos Gold Inc. (the “Company”)

Form 40–F for the Fiscal Year Ended December 31, 2013

Filed: April 1, 2014

File No. 001–35783

Dear Ms. Jenkins:

As requested by Staff of the Securities and Exchange Commission (the “Commission”), concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2013 (the “40-F”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions or comments regarding this filing to the undersigned at (416) 368-9932.

Sincerely,

Alamos Gold Inc.

By: /s/ James Porter

Name: James Porter

Title: Chief Financial Officer

c.c.:	John McCluskey, Chief Executive Officer, Alamos Gold Inc.
Greg Fisher, Vice President, Finance, Alamos Gold Inc.
David Fleck, Director and Audit Committee Chairman, Alamos Gold Inc.
Don Linsdell, Ernst & Young LLP